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March 18, 2013	BRUSSELS
FRANKFURT
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MOSCOW
MUNICH
PARIS
DRSLTR Submission and Hand Delivered	SÃO PAULO
Correspondence Relating to Draft Registration Statement	SHANGHAI
Ms Mara L. Ransom	SINGAPORE
Assistant Director	SYDNEY
Securities and Exchange Commission	TOKYO
Division of Corporation Finance	TORONTO
100 F. Street, N.E.	VIENNA
Washington, D.C. 20549-3561

Re:	QIWI plc
Confidential Draft Registration Statement on Form F-1 Submitted November 5, 2012, as
amended by Amendment No.2 to the F-1 Registration Statement.
CIK No. 0001561566

Dear Ms. Ransom:

On behalf of our client, QIWI plc (the “Company” or “QIWI” ), we hereby provide responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 4, 2013 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form F-1, CIK No. 0001561566, confidentially submitted with the Commission on November 5, 2012 (the “F-1 Registration Statement”), as amended by Amendment No.1 to the F-1 Registration Statement, confidentially submitted with the Commission on January 28, 2013 and Amendment No.2 to the F-1 Registration Statement (the “Amendment No.2”), confidentially submitted with the Commission on February 25, 2013.

Concurrently with the submission of this response letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No.3 to the F-1 Registration Statement (the “Amendment No. 3”). For the Staff’s convenience, we will deliver three copies of the Amendment marked to show all revisions to the Registration Statement since the Amendment No. 2 confidential filing.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined herein have the meanings given to them in the Amendment No.3. Unless otherwise stated, page references in the text of this letter correspond to pages and captions in the Amendment No.3.

QIWI plc

Response Letter to SEC Comments

March 18, 2013

Risk Factors, page 14

As a foreign private issuer whose ADSs are listed on …, page 28

1.	As previously requested, please disclose in this risk factor that you intend to follow Cyprus corporate governance law or practice regarding the composition of your board of directors, which, unlike the applicable Nasdaq rule for domestic issuers, does not require that a majority of your directors be independent.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 28 of the Amendment No.3.

Risk Factor Concerning Russian Taxation of Income from Sales of ADSs

2.	Please add a risk factor that discusses the risk that, due to the uncertainty of Russian tax law and inconsistencies in its application, a non-Russian holder of ADSs could incur Russian tax on income earned from sale of your ADSs. Include in this risk factor the risk that, although holders of ADSs that are eligible for the benefits of the U.S.-Russia Double Tax Treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to a permanent establishment or a fixed base that is or was located in Russia and/or provided that less than 50 per cent of your fixed assets consist of immovable property situated in Russia (as defined in the treaty), because the determination of whether 50 per cent or more of your fixed assets consisting of immovable property situated in Russia is inherently factual and is made on an on-going basis, and because the relevant Russian legislation and regulations are not entirely clear, there can be no assurance that immovable property situated in Russia does not currently, or will not, constitute 50 per cent or more of your assets. Further disclose that if 50 percent or more of your assets were determined by the Russian tax authorities to consist of immovable property situated in Russia, the benefits of the U.S.-Russia Double Tax Treaty may not be available to your ADS holders.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 40 of the Amendment No.3.

Certain Russian Tax Considerations Relevant to the Purchase, Ownership and Disposition of the ADSs, page 153

3.	As previously requested, please disclose that the ensuing summary discusses the material Russian tax consequences, and not just “considerations,” regarding the purchase, ownership and disposition of the ADSs.

QIWI plc

Response Letter to SEC Comments

March 18, 2013

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 150 of the Amendment No.3.

*        *        *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact me on +44 207 519 7026 or Pranav.Trivedi@skadden.com, or Michael Zeidel on +1 212 735 3259 or Michael.Zeidel@skadden.com.

Sincerely,

/s/ Pranav Trivedi

Pranav Trivedi
Partner

cc.	Securities and Exchange Commission, Division of Corporation Finance

Yolanda Guobadia

Bill Thomson

Lisa Kohl

Dietrich King

QIWI plc

Sergey Solonin

Alexander Karavaev

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